Exhibit 2.3 (ii)
Page 1
                                  July 12, 1999


Ronald C. Davis
President & CEO
EWRX Internet Systems, Inc.
#301-543 Granville Street
Vancouver, B.C.  V6C 1X8
CANADA

Dear Mr. Davis:

We are pleased to set forth in this agreement (the "Agreement") the terms of the retention of Harmonic Research, Inc. ("HR") by EWRX Internet Systems, Inc., its affiliates, successors, subsidiaries or assigns (collectively, "the Company").

1) Services: HR will assist the Company as its non-exclusive financial advisor. In connection with HR's activities on the Company's behalf, HR will familiarize itself with the business, operations, properties and financial condition and prospects of the Company. HR's services on a best effort basis shall include:

         a) Raising $1,500,000 up to $3,000,000 financing through a private placement of units, each unit consisting of 50,000 shares of Class A common stock and one three-year warrant to purchase 50,000 shares of Class A common stock at an exercise price per share to be determined at the time of Financing (the "Financing"),

          b) Introducing the Company to the broker/dealer financial community as well as to potential strategic partners,

          c) Such other investment banking services as may be mutually agreed upon by HR and the Company.

2) Information: In connection with HR's activities on the Company's behalf, the Company will cooperate with HR and will furnish HR with all information and data concerning the Company and other parties as appropriate (the "Information") which HR deems appropriate and will provide HR with access to the Company's officers, directors, employees, independent accountants and legal counsel. The Company represents and warrants that all Information made available to HR by the Company will be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances under which such statements are made. The Company acknowledges and agrees that, in rendering its services, hereunder, HR will be using and relying on the Information without independent verification thereof by HR or independent appraisal by HR of any of the Company's assets. HR does not assume responsibility for the accuracy or completeness of the Information or any other information regarding the Company (or any other party as appropriate).

     3) Retention: In consideration of our services as set forth above, HR shall be entitled to receive, and the Company agrees to pay HR, the following compensation: a) An initial fee of $15,000.00 payable upon execution of this Agreement as advance payment for the 90 day consulting period commencing on the date of execution of this Agreement, and

          b) Thereafter, the Company will continue to retain HR for a fee of $15,000.00 per quarter for a period of no less than 90 days payable in advance.

          c) As compensation for HR's services hereunder (in addition to section3(a) & 3(b) above}, the Company shall grant to HR and its designees three-year warrants (the "Warrants") to purchase a total of 300,000 shares (the "Shares") of the Company's common stock at $1.00 per share, 150,000 upon signing and 150,000 upon closing of at least $500,000 of the Financing.

4)       Financing Compensation:

         a) As compensation for raising funds for the company, whether as capital or as debt and whether in the form of cash, securities or other property (hereinafter, a "Financing"), HR will receive a cash fee equal to 8% of the amount of funds raised by HR (as defined below) plus a like-kind fee consisting of 8% of any securities sold by HR in connection with the Financing.

         b) Fees shall be based on the total amount of funds raised by HR from a Source and the total amount of securities sold by HR in connection with the financing, whether or not the Financing is fully funded at the initial closing. Fees are payable as funds are received by the Company or as securities are issued by the Company. These fees shall also apply to any subsequent Financing from a Source if such Financing is the result of an agreement between the Company and the Source which is executed within three-years of the date of this Agreement.

         c) For the purposes of this Agreement, a "Source" shall include and all investors, agents, investment bankers, and other providers of capital introduced to the Company, directly by HR. The Company is not obligated to accept any financing from any Source introduced by Harmonics.

Page 3
         d) The securities issued to HR in satisfaction of its compensation shall be registered within 30 days of a closing on the Financing and the Company shall use its best effort to have the registration statement declared effective as soon as possible thereafter.

5)       Transaction Compensation:

          a) If, at any time within three years after the date of this Agreement, the Company reaches an agreement to enter into any Transaction (as defined below) with any person or any corporation, partnership or other entity identified to the Company by HR during the term of this Agreement (an "Introduced Party"), then the Company shall pay HR at the time of and from the proceeds of the initial closing of such Transaction Compensation equal to 10% of the first $2 million value of such Transaction, 8% of the next $2 million Aggregate Consideration of such Transaction, 6% of the next $2 million Aggregate Consideration of such Transaction,, and 4% of the remaining Aggregate Consideration of such Transaction. Transaction Compensation shall also be payable, according to the same formula, and under the same terms and conditions, in the event of any subsequent Transaction between the Company and the Introduced Party which is the result of an agreement between the Company and the Introduced Party which is executed within three years of the date of this Agreement.

6) Transaction: As used in this Agreement, the term "Transaction" shall include, but not be limited to,


          a) any merger, consolidation, reorganization, recapitalization, business combination, or other transaction pursuant to which the Introduced Party acquires, is acquired by, or combines with, the Company,

          b)   the acquisition, directly, in whole or part

               i) by the Company of the assets or securities of the Introduced Party or

               ii) by the Introduced Party of the assets or securities of the Company, or


          c) any other business transaction which involves an exchange of assets, goods, or services between the Company and the Introduced Party other than a funding described in paragraph 5 above.

7) Aggregate Consideration: For purposes of this Agreement, "Aggregate Consideration" shall mean the total value of all cash, securities, other property, and any other consideration, including, without limitation, any contingent fees or payments earned, any amounts paid in connection with a non-competition, consulting or similar agreement, or any other consideration, paid or payable, directly or in connection with a Transaction.

         The fair market value of any securities (whether debt or equity) shall be determined by the closing or last sales price of such securities on the date of the consummation of the Transaction, provided, that if any securities are a class of newly issued, publicly-traded securities, then the fair market value thereof shall be the average of the closing prices for the 20 trading days subsequent to the fifth trading day after the consummation of the Transaction. If no public market exists for any securities issued in the Transaction, then the fair market value thereof, as well as the fair market value of any other property included in the Aggregate Consideration but not sold on an organized market or exchange, shall be mutually agreed upon by the Company's Board of Directors and HR in good faith. In the event of a dispute with respect to the fair market value of any property included in the Aggregate Consideration, all such property shall be evaluated by a third party acceptable to both the Company and HR, and if no such third party can be identified, then pursuant to the arbitration provisions of paragraph 16.

         Aggregate Consideration shall also be deemed to include the principal value of any indebtedness, including, without limitation, pension liabilities, guarantees and other obligations assumed, directly in connection with, or which survives the closing of the Transaction.

         If the Transaction involves a sale of all or a substantial part of the operating assets of the Company, the term Aggregate Consideration shall include (x) the value of any current assets not sold, minus (y) the value of any current liabilities not assumed by the Buyer.

         If the Aggregate Consideration receivable in the Transaction is subject to increase by contingent payments related to future events, HR's fee shall be calculated on the basis of the maximum considerations receivable, and the entire amount of such fee shall be payable at the closing of the Transaction.

         If the Aggregate Consideration receivable in the Transaction is subject to decrease related to future events, or any such portion of such Aggregate Consideration is placed in escrow or otherwise withheld by any source(s) of capital awaiting the outcome of future events, HR's fee shall be proportionately escrowed provided however that HR shall be paid proportionately as funds are released from escrow.

         If the Aggregate Consideration to be paid is computed in any other foreign currency, the value of such foreign currency shall, for purposes hereof, be converted into US Dollars at the prevailing exchange rate on the date or dates on which such consideration is payable.

8) Prior Notice: The Company hereby agrees to give a 15 day prior written notice to HR before the consummation of any Financing or Transaction of the Company with an Introduced Party and consents to inform HR of the time and place of settlement of such Financing(s) or Transaction(s) and permit attendance.

9) Reimbursements: In addition to the fees described above, the Company agrees to reimburse HR for non-accountable expenses (including fees and disbursements of counsel, and of other consultants and advisors retained by HR for the Company's benefit) incurred in connection with HR's acting for the Company pursuant to this Agreement. Such expenses shall be equal to a maximum of 2% of the Financing.

10) Indemnification: Recognizing that Financings and Transactions of the type contemplated by this engagement sometimes result in litigation and that HR's rule is limited to acting as the Company's financial advisor, the Company agrees to indemnify HR (and its directors, officers, agents, employees, and controlling persons) to the full extent lawful against any and all claims, losses and expenses as incurred (including all reasonable fees and disbursements of HR's and such persons counsel and all out-of-pocket expenses incurred in any connection with investigation of any preparation for any such pending or threatened claims and any litigation or other proceedings arising therefrom, such fees, disbursements and expenses to be reimburse quarterly as incurred) arising out of any actual or proposed Financing or Transaction or HR's engagement hereunder (provided, however, there shall be excluded from such indemnification of any such claim, loss or expense that is found in a final judicial determination, or a settlement tantamount thereto, to constitute willful misconduct on the part of HR). The foregoing agreement shall be in addition to any rights that any indemnified party may have a common law.

11) Term: The term of this Agreement shall be for a period of three months from the date of execution hereof and shall automatically renew for additional 90 day periods unless terminated in writing by either party prior to the end of each 90 day period. Paragraphs 4, 5, 9, 10 and 15 of this Agreement shall survive the termination thereof.

12) Independent Contractor: HR shall at all times act as and be an independent contractor, and in no event shall either HR or any of its employees, agents, or representatives be deemed to be an employee of the Company. HR shall have no authority to bind the Company to any obligation, express or implied to any third party.

13) HR's Right to Conduct Business with Competitors: HR may at all times enter into any other agreement of any kind with any third party, whether or not such party may be a competitor or otherwise adverse to the Company provided that HR shall maintain the confidentiality of all information concerning the Company which it receives from the Company unless such information is or becomes available to the public. HR shall devote such time as it deems necessary as to the performance of its duties hereunder and without any direct supervision of the Company.

Paage 6

14) Validity: The validity and interpretation of this Agreement shall be governed by the law of the State of New York application to agreements made to and be fully performed therein.

15) Arbitration: Any dispute, claim or controversy arising out of or relating to this Agreement, or the breach thereof, shall be settled by Arbitration in New York, NY in accordance with the Commercial Arbitration Rules of the American Arbitration Association before one neutral arbitrator. The arbitrator may ward the successful party recovery of its expenses incurred in connection with the arbitration, including reasonable attorney's fees. The parties hereto agree that they will abide by and perform any award rendered by the arbitrator(s) and that judgement upon any such award be entered into any court, state or federal, having jurisdiction over the party against whom the judgement is being entered. Any arbitration demand, summons, complaint, other process, notice of motion or other application to an arbitration panel, court or judge, and any arbitration award or judgement may be served upon any party hereto by registered or certified mail, or by personal service, provided a reasonable time for appearance or answer is allowed.

16) Assigns: The benefits of this Agreement shall inure to the respective successors and assigns of the parties hereto and of the indemnified parties hereunder and their successors and assigns and representatives and the obligations and liabilities assumed in this Agreement by the parties hereto shall be binding upon their representative successors and assigns.

17) Suitability: HR makes no representations or warranty with respect to the condition (financial or otherwise), investment or credit history, background or any other suitability of any potential investor.

18) Counterparts: For the convenience of the parties hereto, any number of counterparts of this Agreement may be executed by the parties hereto. Each such counterpart shall be, and shall be deemed to be, an original instrument, but all such counterparts taken together shall constitute one and the same Agreement. This Agreement may not be modified or amended except in writing signed by the parties hereto.

19) Miscellaneous: This Agreement constitutes the entire agreement of the parties pertaining to the subject matter hereof, and the parties have made no agreements, representations or warranties relating to the subject matter of this Agreement that are not set forth herein.

If the foregoing correctly sets forth our Agreement, please sign the enclosed copy of this letter in the space provided and return it to us.

Very truly yours,
Harmonic Research, Inc.


By:      /s/
Mason Sexton
Chairman

AGREED TO AND ACCEPTED:
EWRX Internet Systems, Inc., hereby accepts the terms provisions of, and agrees to be bound by the terms and provisions of the foregoing letter, as of this 15 day of July, 1999.

EWRX Internet Systems, Inc.

By:      signature on file
Ronald C. Davis
President and CEO